

Mail Stop 4561

February 9, 2017

Greg Schott
Chief Executive Officer
MuleSoft, Inc.
77 Geary Street, Suite 400
San Francisco, California 94108

> **Re:** **MuleSoft, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 25, 2017**
> **CIK No. 0001374684**

Dear Mr. Schott:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2017 letter.

Prospectus Summary

Our Customers, page 3

1.   You disclose that your customers include more than 30 customers with over $1.0 million in annualized dollar value of subscription and support contracts. Please tell us whether these 30 customers have contract terms of one year, and if so, please explain why you present the "annualized" dollar value of their subscription and support contracts.

Summary Consolidated Financial and Other Data

Non-GAAP Financial Measure, page 11

2.   We note you disclose free cash flow without disclosing the comparable GAAP measure, net cash (used in) provided by operating activities. Please revise your disclosures, both here and on page 60, to include the most directly comparable GAAP-measure for each period presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

3.   Please explain the qualitative or quantitative bases used to select, as examples, the customers named on page 58. Please tell us whether these companies are examples of your customers with over $1.0 million in annualized dollar value of subscription and support contracts.

Business

Case Studies, page 91

4.   Please disclose the time periods during which each customer used your platform.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3483.

                                                Sincerely,

                                                /s/ Katherine Wray

                                                Katherine Wray
                                                Attorney-Advisor
                                                Office of Information
                                                Technologies and Services

cc: Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati